Gordon, Hughes & Banks, LLP letterhead


December 30, 2004

Clancy Systems International, Inc.
2250 South Oneida Street, Suite 308
Denver, CO 80224

This letter is to confirm that the audit manager in charge of the audit of Clancy Systems International, Inc. for the year ended September 30, 2004 had a health emergency in his immediate family on December 29, 2004 that unexpectedly forced his absence from the office and engagement completion. As a result, the completion of the audit by Gordon, Hughes & Banks, LLP has been delayed beyond the initial filing date.



/s/ Gordon, Hughes & Banks, LLP

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